TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2006 MAY 15 A 11: 01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06013382

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

9 May 2006

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 7 April 2006 to 8 May 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

Enc.

19 April 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 18 April 2006 that as at 13 April 2006 AXA S.A. together with its Group Companies has a notifiable interest in 67,272,175 ordinary shares of 25 pence each in the Company, being 13.78 per cent. of the Company's ordinary share capital (of which 50,175 shares represent a beneficial interest and 67,222,000 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 70,427,276 ordinary shares in the Company as at 29 March 2006 in which they had a notifiable interest which was then 14.43 per cent. of the ordinary share capital.

2 May 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC was informed on 2 May 2006 that as at 27 April 2006 Barclays PLC, through various legal entities listed below, has a notifiable interest for the purposes of Part VI of the Companies Act 1985 in 58,723,371 ordinary shares in Tate & Lyle PLC, being 12.03 per cent. of the ordinary share capital.

Barclays PLC had previously reported holding 54,649,438 ordinary shares in Tate & Lyle PLC as at 16 February 2006 in which they had a notifiable interest which was then 11.20 per cent. of the ordinary share capital.

Legal Entity	Holding	Percentage Held
Barclays Bank PLC	283,327	.0581
Barclays Bank Trust Company Ltd	14,894	.0031
Gerrard Ltd	224,160	.0459
Barclays Capital Securities Ltd	590,119	.1209
Barclays Life Assurance Co Ltd	2,006,809	.4112
Barclays Global Investors Japan Trust & Banking	577,839	.1184
Barclays Global Investors Canada Ltd	34,011	.0070
Barclays Global Fund Advisors	1,533,122	.3141
Barclays Bank Trust Company Ltd	1,636	.0003
Gerrard Ltd	214,297	.0439
Woolwich Unit Trust Managers Ltd	2,867,280	.5875
Barclays Global Investors, NA	15,069,034	3.0876
Barclays Private Bank and Trust Ltd	1,602	.0003
Barclays Global Investors Ltd	13,012,637	2.6663
Barclays Global Investors Japan Ltd	279,389	.0572
Barclays Global Investors Ltd	20,238,537	4.1468
Barclays Bank PLC	796,847	.1633
Barclays Global Investors Australia Ltd	977,831	.2004
Group Holding	**58,723,371**	**12.0323**

Registered Holder	Holding
BANK OF IRELAND	213,279
BANK OF IRELAND	348,165
BANK OF IRELAND	275,404
BANK OF IRELAND	426,859

BANK OF IRELAND	7,887
BANK OF IRELAND	254,767
Bank of Ireland Nominees Ltd.	796,847
Bank of Ireland Nominees Ltd.	283,327
BANK OF NEW YORK	34,409
BANK OF NEW YORK	20,539
BANK OF NEW YORK	251,354
BANK OF NEW YORK	1,429,884
BANK OF NEW YORK	213,882
BANK OF NEW YORK	596,981
BANK OF NEW YORK	733,175
BANK OF NEW YORK	125,832
BARCLAYS CAPITAL NOMINEES LTD.	435,871
BARCLAYS CAPITAL NOMINEES LTD.	-350,866
BARCLAYS CAPITAL NOMINEES LTD.	-87,804
BARCLAYS CAPITAL NOMINEES LTD.	592,918
Barclays Global Investors Canada	34,011
Barclays Noms Monument R97	1,636
Barclays Trust Co & Others	418
Barclays Trust Co E99	2,015
Barclays Trust Co R69	12,461
BNP PARIBAS	175,074
BNY (OCS) NOMINEES LTD.	113,874
BNY (OCS) NOMINEES LTD.	329,005
CHASE NOMINEES LTD	238,096
CHASE NOMINEES LTD	70,457
CHASE NOMINEES LTD	79,484
CHASE NOMINEES LTD	603,853
CHASE NOMINEES LTD	724,271
CHASE NOMINEES LTD	15,594,234
CHASE NOMINEES LTD	235,435
CHASE NOMINEES LTD	28,392
CHASE NOMINEES LTD	57,944
CHASE NOMINEES LTD	81,475
CHASE NOMINEES LTD	139,075
CHASE NOMINEES LTD	263,162
CHASE NOMINEES LTD	153,385
CHASE NOMINEES LTD	598,969
CHASE NOMINEES LTD	16,083
CHASE NOMINEES LTD	64,412
CIBC MELLON GLOBAL SECURITIES	116,244
CITIBANK	83,317
CITIBANK	122,134
CITIBANK	160,114
CITIBANK	25,667
CREDIT SUISSE ASSET MANAGEMENT	39,723

DEUTSCHE BANK LONDON	9,988
DEUTSCHE BANK LONDON	330,638
Gerrard Nominees Ltd.	2,500
Greig Middleton Nominees Ltd. (GM1)	12,220
Greig Middleton Nominees Ltd. (GM1)	5,000
HSBC	395,089
HSBC	18,309
INVESTORS BANK AND TRUST CO.	1,667
INVESTORS BANK AND TRUST CO.	186,901
INVESTORS BANK AND TRUST CO.	2,408,163
INVESTORS BANK AND TRUST CO.	515,750
INVESTORS BANK AND TRUST CO.	4,825
INVESTORS BANK AND TRUST CO.	45,552
INVESTORS BANK AND TRUST CO.	7,812
INVESTORS BANK AND TRUST CO.	515,171
INVESTORS BANK AND TRUST CO.	193,945
INVESTORS BANK AND TRUST CO.	1,273,392
INVESTORS BANK AND TRUST CO.	140,352
INVESTORS BANK AND TRUST CO.	105,732
INVESTORS BANK AND TRUST CO.	13,646
INVESTORS BANK AND TRUST CO.	27,222
INVESTORS BANK AND TRUST CO.	85,309
INVESTORS BANK AND TRUST CO.	2,464,521
INVESTORS BANK AND TRUST CO.	5,779,931
INVESTORS BANK AND TRUST CO.	6,985
INVESTORS BANK AND TRUST CO.	51,289
JP MORGAN (BGI CUSTODY)	15,309
JP MORGAN (BGI CUSTODY)	2,644
JP MORGAN (BGI CUSTODY)	9,704
JP MORGAN (BGI CUSTODY)	131,963
JP MORGAN (BGI CUSTODY)	28,949
JP MORGAN (BGI CUSTODY)	578,904
JP MORGAN (BGI CUSTODY)	267,229
JP MORGAN (BGI CUSTODY)	61,873
JP MORGAN (BGI CUSTODY)	202,857
JP MORGAN (BGI CUSTODY)	318,487
JP MORGAN (BGI CUSTODY)	4,383,417
JP MORGAN (BGI CUSTODY)	114,526
JP MORGAN (BGI CUSTODY)	40,107
JP MORGAN (BGI CUSTODY)	22,790
JP MORGAN (BGI CUSTODY)	6,729
JP MORGAN (BGI CUSTODY)	29,788
JP MORGAN (BGI CUSTODY)	1,267,353
JP MORGAN (BGI CUSTODY)	410,966
JP MORGAN (BGI CUSTODY)	100,872
JP MORGAN (BGI CUSTODY)	59,858

JPMORGAN CHASE BANK	44,707
JPMORGAN CHASE BANK	15,830
JPMORGAN CHASE BANK	933,124
JPMorgan Chase Bank	37,880
JPMorgan Chase Bank	15,309
JPMorgan Chase Bank	264,717
JPMorgan Chase Bank	23,782
JPMorgan Chase Bank	13,324
JPMorgan Chase Bank	4,503
JPMorgan Chase Bank	29,388
JPMorgan Chase Bank	52,378
JPMorgan Chase Bank	23,336
JPMorgan Chase Bank	50,166
JPMorgan Chase Bank	70,027
JPMorgan Chase Bank	9,704
JPMorgan Chase Bank	5,089
JPMorgan Chase Bank	17,257
JPMorgan Chase Bank	29,509
JPMorgan Chase Bank	66,228
JPMorgan Chase Bank	3,921
JPMorgan Chase Bank	2,644
JPMorgan Chase Bank	11,286
JPMorgan Chase Bank	80,269
KAS Associates	44,023
Master Trust Bank	18,510
MELLON	38,587
MELLON BANK	1,168,658
MELLON BANK	147,028
Mellon Trust – US CUSTODIAN /	280,428
Mellon Trust – US CUSTODIAN /	34,444
MELLON TRUST OF NEW ENGLAND	280,150
MIDLAND BANK (HSBC BANK PLC)	831,011
Mitsubishi Trust International	10,199
Mitsui Asset	7,535
NORDEA BANK	10,586
NORTHERN TRUST	447,848
NORTHERN TRUST	12,509
NORTHERN TRUST	29,459
NORTHERN TRUST	117,025
NORTHERN TRUST	72,298
NORTHERN TRUST	355,069
NORTHERN TRUST	785,250
NORTHERN TRUST BANK – BGI SEPA	81,742
NORTHERN TRUST BANK – BGI SEPA	415,328
NORTHERN TRUST BANK – BGI SEPA	327,950
R C Greig Nominees Limited	162,823

R C Greig Nominees Limited	152,585
R C Greig Nominees Limited a/c AK1	28,239
R C Greig Nominees Limited a/c AK1	36,378
R C Greig Nominees Limited a/c BL1	1,125
R C Greig Nominees Limited a/c BL1	6,545
R C Greig Nominees Limited a/c CM1	1,336
R C Greig Nominees Limited GP1	14,325
R C Greig Nominees Limited GP1	8,971
R C Greig Nominees Limited SA1	7,410
Reflex Nominees Limited	1,602
STATE STREET	51,513
STATE STREET	236,216
STATE STREET	128,277
STATE STREET	16,700
STATE STREET	490
STATE STREET	13,469
STATE STREET	16,799
STATE STREET	2,121
STATE STREET BANK & TRUST – WI	306,614
STATE STREET BOSTON	251,861
STATE STREET TRUST OF CANADA	264,817
Sumitomo TB	5,882
The Northern Trust Company – U	189,100
Trust & Custody Services Bank	4,385
UBS	18,409
Group Holding	**58,723,371**